AMEND BOND PERIOD ENDORSEMENT

Named Assured				Endorsement Number
PRINCETON EVEREST FUND (FKA PRINCETON PRIVATE INVESTMENTS ACCESS FUND)				2
Bond Number	Bond Period			Effective Date of Endorsement
J06009645	06-30-2024	to	10-30-2025	June 30, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:

Item 1.	Bond Period:	From: June 30, 2024
To: October 30, 2025
At 12:01 A.M. local time at the Address of Assured.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52908 (12/20)	Page 1 of 1

PRESIDENT’S CERTIFICATE

I, John Sabre, being the President of the Princeton Everest Fund (the “Fund”), duly certify and attest that the Board of Trustees of the Fund adopted the following resolutions on May 29, 2025:

RESOLVED, that the amount, type, form and coverage of the fidelity bond as described at the Meeting are reasonable, the fidelity bond is ratified, and any actions of the Trust’s officers taken with respect to renewal and the filing of the Trust’s current fidelity bond for an additional term are ratified; and

FURTHER RESOLVED, that the President of the Fund is designated as the person who shall execute the Fidelity Bond on behalf of the Fund and make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.; and

FURTHER RESOLVED, that the officers of the Trust are authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.

Dated: March 17, 2026

/s/John Sabre

John Sabre, President